K&L GATES LLP 1 PARK PLAZA TWELFTH FLOOR IRVINE, CA 92614 T 949.253.0900 F 949.253.0902 klgates.com

March 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anuja Majmudar
Tim Levenberg

	Re:	Torchlight Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 4, 2021
File No. 001-36247

Ladies and Gentlemen,

Torchlight Energy Resources, Inc., a Nevada corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 3, 2021 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) as filed with the Commission on the date hereof, marked against the Preliminary Proxy Statement on Schedule 14A as filed with the Commission on February 4, 2021, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed February 4, 2021

Risk Factors

Risks Related to the Arrangement, page 45

1.

We note that the Exchange Ratio pursuant to which Meta shares will be exchanged for Torchlight shares under the Arrangement Agreement is not fixed and will be determined based on a formula which includes adjustments that could impact the 25% that holders of Torchlight might expect to receive based on the related disclosure. Please include a risk factor detailing any material risks related to uncertainty regarding the exchange ratio. Depending on the potential decrease to the percentage below 25%, it may be appropriate to provide a corresponding explanation with quantification where you describe the ratio.

Company Response: The Company respectfully advises the Staff that the formula for calculating the Exchange Ratio is intended to preserve the 75/25 post-closing ownership split agreed to between the Company and Meta in the letter of intent for the Arrangement, while also enabling the Company and Meta to continue to issue shares of their common stock between the date of the Arrangement Agreement and the consummation of the Arrangement, upon conversion of outstanding debt securities, to raise capital and for other purposes permitted under the Arrangement Agreement. The Exchange Ratio will be calculated based on the pro forma number of shares of common stock of the combined company that will be outstanding after the consummation of the Arrangement (other than shares issued for the Pre-Closing Financing (as defined in the Amended Proxy Statement)), with legacy shareholders of Meta holding 75% of such shares and legacy stockholders of the Company holding the remaining 25% of such shares. While the Exchange Ratio itself is subject to adjustment upward for shares of common stock issued by the Company after the date of the Arrangement Agreement, any such adjustments would only be made to ensure that this pro forma ownership split is maintained, and would not result in legacy stockholders of the Company owning less than 25% of the outstanding shares of the combined company. On this basis, the Company does not believe an additional risk factor regarding the calculation of the Exchange Ratio is necessary.

The Company also respectfully advises the Staff that because shares of common stock issued by the Company for the Pre-Closing Financing will be excluded from the Company’s shares of common stock outstanding for purposes of calculating the Exchange Ratio, the legacy stockholders of the Company will ultimately own more than 25% of the outstanding shares of the combined company after the consummation of the Arrangement. On February 10, 2021, the Company completed an underwritten public offering of 23,000,000 shares of its common stock at a price of $1.20 per share. This offering constituted both the Working Capital Financing (as defined in the Amended Proxy Statement) and the Pre-Closing Financing contemplated by the Arrangement Agreement. Of the shares of common stock issued in this offering, 4,166,667 constitute shares issued for the Working Capital Financing, which will be included in the pro forma number of shares of the Company’s common stock outstanding for purposes of calculating the Exchange Ratio. The remaining 18,833,333 shares issued in the offering constitute shares issued for the Pre-Closing Financing, which will be excluded from the pro forma number of shares of the Company’s common stock outstanding for purposes of calculating the Exchange Ratio. Attached as Appendix A to this letter is a pro forma calculation of the Exchange Ratio and the ownership percentages of the combined company of the legacy Meta shareholders and legacy Company stockholders, giving effect to the shares issued in the offering and based on the shares of the Company’s common stock and Meta’s common shares outstanding as of March 18, 2021 (without giving effect to the reverse split of the Company’s common stock contemplated by the Amended Proxy Statement). On this pro forma basis, the legacy stockholders of the Company would actually own approximately 27.7% of the outstanding shares of the combined company upon completion of the Arrangement. Per the Staff’s comment, the Company has added this quantifying disclosure to pages 33, 34, 40, 41, 92 and 93 of the Amended Proxy Statement as well.

Background of the Arrangement, page 96

2.

Please revise this section to provide greater detail as to the key issues that were subject to substantial negotiation. For example, please expand your disclosure to discuss how the Exchange Ratio was determined and to address why the Torchlight board agreed to an asset sale in this situation when the board previously rejected that possibility in negotiations with other interested parties.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 100 through 103 of the Amended Proxy Statement accordingly. In response to the Staff’s comment regarding the Company’s board of directors agreeing to an asset sale in this situation, the key factor in the decision of the Company’s board of directors was that Meta was willing to permit the Company to sell its legacy oil and gas assets following the consummation of the Arrangement. Other interested parties had insisted that the Company sell its legacy oil and gas assets prior to the consummation of any transaction with those parties. The Company has revised the disclosure on pages 100 of the Amended Proxy Statement to clarify this point.

The Arrangement

Fairness Opinion, page 101

3.

Provide additional details regarding which “comparable transactions” Roth used in the analysis summarized at pages 104 to 105. Identify the particular transactions it selected from the larger pool of 67 to derive the results shown for the analysis, including the dates, the transaction values, and the parties involved.

Company Response: The Company acknowledges the Staff’s comment and has attached a list of the comparable transactions and metrics as Annex K to the Amended Proxy Statement. The Company respectfully advises the staff that Roth used all 67 transactions for its analysis and did not filter them to a smaller subset.

Meta Standalone Projections, page 110

4.	Please disclose the material assumptions underlying the projections presented in this section.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 114 and 115 of the Amended Proxy Statement accordingly.

Restated consolidated statements of loss and comprehensive loss, page L-6

5.

Depreciation and amortization appears to be excluded from cost of goods sold. Depreciation and amortization should not presented in the income statement in a manner which results in reporting gross profit before depreciation. Please revise to include applicable depreciation and amortization in cost of goods sold. Refer to SAB Topic 11B.

Company Response: Based on information provided by Meta, the Company respectfully advises the Staff that during Meta’s fiscal years ended December 31, 2019 and 2018, its revenues were derived almost exclusively from development activities, which did not require Meta to utilize any significant amount of depreciable equipment. Of the CAD$1,195,058 in net revenues reported by Meta in 2019, only CAD$31,426 was from the sale of products produced by Meta’s manufacturing staff, with respect to which CAD$12,138 of material, labor and overhead was charged as cost of goods sold. In 2018, all of Meta’s reported net revenues were from development activities. Meta’s manufacturing equipment was predominantly used for research and development activities related to the advancement of certain products towards commercial production. As such, the majority of Meta’s depreciation is appropriately recorded within expenses and is not allocated to cost of sales.

The Company respectfully advises the Staff that the Meta is a Canadian-listed entity based in Halifax, Nova Scotia and as such, its financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). Based on information provided by Meta, IFRS permits companies to present expenses by function or nature and prescribes certain minimum line items, but does not prescribe a format for the statement of comprehensive income.

The Company acknowledges that United States generally accepted accounting principles (U.S. GAAP) require that, if depreciation and amortization is not included in cost of goods sold, then a parenthetical reference to such exclusion is required alongside the cost of goods sold expense line item and presentation of a gross margin line item is precluded. The Company and Meta have revised the consolidated pro forma financial information beginning on page 83 of the Amended Proxy Statement to include the requested adjustment to cost of goods sold and reflect the change as an adjustment from IFRS to U.S. GAAP.

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:
Robert Babula, U.S. Securities and Exchange Commission
Gus Rodriguez, U.S. Securities and Exchange Commission
John Brda, Torchlight Energy Resources, Inc.
Roger Wurtele, Torchlight Energy Resources, Inc.
Jason C. Dreibelbis, K&L Gates LLP

Appendix A

Pro Forma Exchange Ratio Calculation

Shares of Company common stock outstanding as of March 18, 2021:	145,313,667 shares

less shares of Company common stock issued for the Pre-Closing Financing:	145,313,667 shares minus 18,833,333 shares = 126,480,334 shares

Shares of Company common stock outstanding as of March 18, 2021 for purposes of calculating the Exchange Ratio:	126,480,334 shares

Pro forma shares of combined company common stock outstanding upon completion of the Arrangement:	126,480,334 shares divided by 0.25 = 505,921,336 shares

Pro forma shares of combined company common stock issuable to Meta shareholders in connection with the Arrangement:	505,921,336 shares minus 126,480,334 shares = 379,441,002 shares

Meta common shares outstanding as of March 18, 2021:	106,506,288 shares

Illustrative Exchange Ratio as of March 18, 2021:	379,441,002 shares divided by 106,506,288 shares = 3.563 shares of combined company common stock per Meta share

Pro Forma Ownership Split Calculation

Pro forma shares of combined company common stock outstanding upon completion of the Arrangement (including shares of Company common stock issued for the Pre-Closing Financing):	505,921,336 shares plus 18,833,333 shares = 524,754,669 shares

Legacy Meta shareholders pro forma percentage ownership of the combined company:	379,441,002 shares divided by 524,754,663 shares = 72.3%

Legacy Company stockholders pro forma percentage ownership of the combined company (including investors in the Pre-Closing Financing):	145,313,667 shares divided by 524,754,669 shares = 27.7%